Exhibit 99.5

NICE to Demonstrate NG9-1-1 Solutions at NENA 2013

NICE will also participate in a panel on ‘Text-to-9-1-1’ and share its vision of the PSAP of the future

Ra’anana, Israel, June 13, 2013 – NICE Systems (NASDAQ: NICE) today announced that it will be demonstrating its Next Generation 9-1-1 Solutions in booth #635 at the NENA 2013 Conference & Expo. NICE’s Next Generation 9-1-1 solutions ensure that Public Safety Answering Points (PSAPs) will be ready to address the challenges of capturing and managing NG9-1-1 communications in any form, including voice, text, video and telematics. NENA 2013 will take place on June 15-20 at the Charlotte Convention Center in Charlotte, North Carolina.

At the event, NICE will share its vision of the future PSAP, explaining how Big Data can be harnessed to improve real-time situational awareness, emergency response, and post-event investigation. In the not-too-distant future, PSAPs will also be able to tap into a U.S. nationwide broadband network that will enable access to other data sources such as fixed and mobile video, License Plate Recognition (LPR), and weather alerts.

NICE will demonstrate its flagship NG9-1-1 solution, NICE Inform, which allows PSAPs to blend 9-1-1, radio, screen recordings, and other multimedia with video (from CCTV, smartphones, and in-car cameras) to create seamless incident timelines for investigation purposes. NICE Inform was designed to address the transition of PSAPs to NG9-1-1 and the natural progression toward hosted solutions that leverage shared IP infrastructure. For example, IP recordings, video, and other multimedia hosted in a central location can be securely accessed and managed through NICE Inform, providing participating PSAPs with rich NG9-1-1 functionality at a lower cost.

“The public safety market is evolving rapidly, as evidenced by the recent FCC announcement that text-to-9-1-1 services will be available by mid-2014,” said Eric Hines, Vice President of the NICE Security Group. “Our advanced solutions provide the innovative technologies needed to help organizations meet the immediate changes in the public safety landscape and prepare themselves to seamlessly transition to full-scale NG9-1-1 when the time comes. By remaining ahead of the market trends, our customers are best positioned to respond to and investigate emergency situations.”

NICE’s John Rennie, Regional Vice President of Public Safety, will join NENA's Roger Hixson and Michelle Bland from the California Highway Patrol to present a session titled “Text-to-9-1-1 on the Fast Track: What You Need to Know,” on Monday, June 16 at 1:30 p.m. The session will examine the realities of texting to 9-1-1, including the role of NG9-1-1, the impact of texting to 9-1-1 for PSAPs, and how call takers will interact with those who text for assistance.

NICE is also a member of the NENA Next Generation Partner Program (NGPP) and supports NENA's NG9-1-1 Industry Collaboration Events (ICE).

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.